

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

Mail Stop 7010

October 17, 2007

<u>Via U.S. mail and facsimile</u>

Mr. Stephen C. Patrick
Chief Financial Officer
Colgate-Palmolive Company
300 Park Avenue
New York, New York 10022

   RE: Form 10-K for the fiscal year ended December 31, 2006
      Form 10-Q for the period ended June 30, 2007
       File No. 1-644

Dear Mr. Patrick:

   We have reviewed these filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

   Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis

Results of Operations, page 12

2. You disclose the percentage change in sales amounts excluding the impact of divestments. These amounts constitute non-GAAP measures. Please revise your MD&A for each period presented to remove these non-GAAP measures and instead discuss the changes between periods in your GAAP financial statement line items. Amounts that are a business reason for the change between periods should be discussed as one of the business reasons for the change in the applicable GAAP financial statement line item between periods. Please make the appropriate revisions.

Restructuring Activities, page 18

3. You disclose that savings related to the 2004 Restructuring Program are expected to be in the range of $325 and $400 annually by 2008. Please also disclose the expected effect on future cash flows in accordance with SAB Topic 5:P.4.

Financial Statements

Statements of Retained Earnings, Comprehensive Income and Changes in Capital Accounts, page 40

4. Please revise the heading for the common shares column to indicate that this column represents the number of shares outstanding instead of the number of shares issued.

Notes to the Financial Statements

Note 4. Restructuring Activities, page 46

5. You state that the cost of implementing the 2004 Restructuring Program is estimated to result in cumulative pretax charges, once all the phases are approved and implemented, totaling between $750 and $900. Please provide a breakdown of these total estimated costs by major type of cost as well as the cumulative costs incurred by major type. Refer to paragraph 20(b)(1) of SFAS 146.

6. Given that approximately 20% of the restructuring charges recorded in 2006 are reflected in the other column, please also provide a description of the types of charges included in this column as well as any adjustments made to previously recorded liabilities related to these charges.

Note 2. Summary of Significant Accounting Policies

Marketing Costs, page 43

7. Please disclose the amount of advertising costs included in selling, general and administrative expenses for each period presented. Refer to paragraph 49(c) of SOP 93-7.

Note 5. Goodwill and Other Intangible Assets, page 48

8. Please disclose the weighted average amortization period for each intangible asset class including trademarks. Refer to paragraph 44(a)(3) of SFAS 142.

Note 12. Earnings Per Share, page 63

9. On page 54, you disclose that the preference stock pays semiannual dividends equal to the higher of $2.44 or the current dividend paid on eight common shares for the comparable six-month period. Please tell us what consideration you gave to using the two-class method of computing EPS. Refer to EITF 03-6 and paragraphs 60 and 61 of SFAS 128.

Note 14. Segment Information, page 66

10. You provide a description of the items included under corporate operations. Please disclose why these corporate amounts were not allocated to reportable segments. Please also disclose what identifiable assets, aside from benefit plan assets, are included under corporate as of each balance sheet date. See paragraphs 31 and 32 of SFAS 131.

<center>FORM 10-Q FOR THE QUARTER ENDED JUNE 30, 2007</center>

General

11. Please address the above comments in your interim filings as well.

Controls and Procedures, page 23

12. Please state your conclusion about the effectiveness of disclosure controls and procedures while providing the complete definition of disclosure controls and procedures. Alternatively, in a similar manner to your Form 10-K for the year ended December 31, 2006, you may simply state that your disclosure controls and procedures are effective, or not effective, without providing any part of the definition of disclosure controls and procedures that is included in Exchange Act Rules 13a-15(e) and 15d-15(e).

* * * *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:
- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Andrew Schoeffler, Staff Attorney, at (202) 551-3748 or, in his absence, Pamela Long, Assistant Director, at (202) 551-3760 if you have any questions regarding legal matters. Please contact Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, the undersigned at (202) 551-3769 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief